SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                                 FORM 11-K


              [x]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                For the Fiscal Year ended December 31, 2004

                                    OR

              [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from __________ to __________

                     Commission file number   0-14616

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            J & J Snack Foods Corp. 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                          J & J Snack Foods Corp.
                           6000 Central Highway
                           Pennsauken, NJ  08109
Financial Statements and Report of Independent Registered Public
Accounting Firm
J & J Snack Foods Corp. 401(k) Profit-Sharing Plan
December 31, 2004 and 2003












                                C O N T E N T S


                                                                       Page

  REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                3

  FINANCIAL STATEMENTS

      STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS               4

      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS    5

      NOTES TO FINANCIAL STATEMENTS                                      6

  SUPPLEMENTAL INFORMATION

      LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES         13

      LINE 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS                14












            Report of Independent Registered Public Accounting Firm


     Trustees
     J & J Snack Foods Corp. 401(k) Profit-Sharing Plan


          We have audited the accompanying statements of net assets available for plan benefits of the J & J Snack Foods Corp. 401(k) Profit-Sharing Plan (the Plan) as of December 31, 2004 and 2003, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for plan benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.


     /s/ Grant Thornton LLP
     Philadelphia, Pennsylvania
     June 23, 2005

                                       3

               J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                  December 31,

     ASSETS                                       2004      2003

     Investments
      Participant directed                    $37,266,811    $31,272,686
      Participant loans                         1,852,898      1,449,939

         Total investments                     39,119,709     32,722,625

     Receivables
      Employer contributions                      130,880        108,387
      Participant contributions                   319,223        240,630

         Total receivables                        450,103        349,017

     Cash and cash equivalents                          -         17,854

          Total assets                         39,569,812     33,089,496

     LIABILITIES

      Other                                             -        (14,635)

         Total liabilities                              -        (14,635)

     Net assets available for plan benefits    $39,569,812    $33,074,861




     The accompanying notes are an integral part of these statements.














                                       4

               J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                   Year ended


                                                 2004        2003

     Additions
      Additions to net assets attributed to
       Investment income
        Net appreciation in fair value
          of investments                   $  3,292,232     $ 5,449,178
        Interest and dividend income            494,411         421,036

         Total investment income              3,786,643       5,870,214

    Contributions
     Employer                                 1,193,907       1,153,975
     Participant Rollover                       279,821          69,593
     Participants                             2,776,993       2,377,242

        Total contributions                   4,250,721       3,600,810

        Total additions                       8,037,364       9,471,024

    Deductions
     Deductions from assets attributed to
      Benefits paid to participants          (1,521,817)     (1,216,916)
      Administrative expenses                   (20,596)        (20,320)

        Total deductions                     (1,542,413)     (1,237,236)

        NET INCREASE                          6,494,951       8,233,788

    Net assets available for plan benefits
     Beginning of year                       33,074,861      24,841,073

     End of year                            $39,569,812     $33,074,861



     The accompanying notes are an integral part of these statements.





                                       5

               J & J Snack Foods Corp. 401(k) Profit-Sharing Plan
                         NOTES TO FINANCIAL STATEMENTS
                          December 31, 2004 and 2003

     NOTE A - DESCRIPTION OF THE PLAN
      The following description of the plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      1.  General

      The Plan is a defined contribution plan covering all employees of J & J Snack Foods Corp. (the Company) who have one year of service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      2.  Contributions

      Each year, participants may make a pretax contribution deferring no less than 2% or more than 25% of total compensation, subject to Internal Revenue Service regulations.

      The Company may contribute:

       . A discretionary matching contribution equal to a percentage of the amount of the salary reduction elected for deferral by each participant. This percentage will be determined each year by the Company.

       . On behalf of each non-highly compensated participant, a special discretionary contribution equal to a percentage of the participant's compensation. This percentage will be determined each year by the Company.

       . A discretionary amount in addition to the special contribution, which will be determined each year by the Company.

      3.  Participant Accounts

      Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution and, (b) Plan earnings net of expenses, and (c) forfeitures of terminated
      participants'  nonvested  accounts.    Allocations  are  based  on
      participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      Participants have the ability to make daily transfers of all or a portion of employee and employer contributions to their account from one fund to another in multiples of 5% of the fund balance.

      4.  Vesting

      Participants are 100% vested in their salary reduction contributions. Vesting in the remainder of their account is based on years of service. Participants are vested at a rate of 20% for each year of service from years two to six (fully vested after six years).

                                       6

               J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

              NOTES TO FINANCIAL STATEMENTS - CONTINUED
                           December 31, 2004 and 2003

     NOTE A - DESCRIPTION OF THE PLAN - Continued

      5.  Payment of Benefits

      On termination of service, benefits are payable in a lump sum or annuity form at the election of the participant.

      6.  Loans to Participants

      The trustee may make loans from the Plan to participants in accordance with the Plan document. All loans to participants are considered investments of the trust fund and bear market rates of interest. Participants may borrow up to 50% of their vested balance up to $50,000. All loans are to be repaid within five years unless the loan is used to acquire a principal residence, in which case the term may be longer.

         7.  Forfeited Accounts

      Total annual forfeitures for 2004 and 2003 were approximately $30,000 and $20,000, respectively. These amounts will first be used to reinstate previously forfeited balances of rehired employees; any remaining amount will be allocated to participants in the proportion that each participant's compensation is to the total compensation of all the participants.

      8.  Reclassifications

      Certain reclassifications to the 2003 statements have been made to conform to the 2004 presentation.

     NOTE B - SUMMARY OF ACCOUNTING POLICIES

      A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

      1.  Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      2.  Cash and Cash Equivalents

      The Plan considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.





                                       7

               J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2004 and 2003

     NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

      3.  Fair Value of Financial Instruments

      Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures about Fair Value of Financial Instruments, requires entities to disclose the estimated fair value of their assets and liabilities considered to be financial instruments. Financial instruments consist entirely of investments for which fair value disclosures have been provided.

      4.  Investment Valuation and Income Recognition

      The Plan's investments are stated at fair value except for loan receivables that are valued at outstanding principal balances, which approximates fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price.

      The change in fair value of assets during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year or costs of purchases during the year and is reflected in the statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

      The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

      The purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend basis.

      5.  Payment of Benefits

      Benefits are recorded when paid.








                                       8

               J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2004 and 2003


     NOTE C - INVESTMENTS

      The following table presents the fair value of investments representing 5% or more of the Plan's net assets.

                           FAIR VALUE OF INVESTMENTS

     Investment                                    2004           2003

     OPPENHEIMER CAPITAL APRECIATION FUND                   $  4,454,614
     OPPENHEIMER GLOBAL FUND                 $  1,649,611   $  3,441,744
     J & J SNACK FOODS CORP. COMMON STOCK    $  3,800,492   $  2,979,264
     AMCAP FUND                              $    556,313   $  2,100,818
     AMERICAN FUNDS U.S. GOV'T
                     GUARANTEED SEC.FUND                    $  5,079,487
     LEGG MASON VALUE TRUST                                 $  4,928,328
     AMERICAN BALANCED FUND                                 $  2,147,045
     AMERICAN FUNDS WASHINGTON MUTUAL
                      INV FUND                              $  2,054,634
     DAVID OPPORTUNITY FUND                                 $  2,795,719
     MFS CORE GROWTH A                       $  2,744,105
     MFS CONSERVATIVE ALLOCATION A           $  2,399,822
     MFS MODEERATE ALLOCATION A              $  3,565,698
     MFS GROWTH ALLOCATION A                 $  3,545,928
     MFS AGGRESSIVE GROWTH ALLOCATION A       $11,856,005
     DAVIS NY VENTURE A                      $  2,239,206
     PARTICIPANT LOANS                       $  1,852,898   $  1,449,939
     OTHER                                   $  4,909,632   $  1,291,033
                                              $39,119,709    $32,722,625

      During 2004 and 2003, the Plan's investments (including realized and unrealized gains and losses) appreciated in value by $3,292,232 and $5,449,178 as follows:

                                                2004      2003

       Mutual funds                        $ 2,421,536    $ 5,250,303
       Common stock                            870,696        198,875

                                           $ 3,292,232    $ 5,449,178




                                       9




               J & J Snack Foods Corp. 401(k) Profit-Sharing Plan

                   NOTES TO FINANCIAL STATEMENTS - CONTINUED

                           December 31, 2004 and 2003


     NOTE D - RELATED PARTY TRANSACTIONS

      At December 31, 2004 and 2003, investments include 79,147 and 78,900 shares of the Corporation's stock valued at $3,800,492 and $2,979,264, respectively.

     NOTE E - TRUST AGREEMENT

      Effective August 31, 2005, the company entered a trust agreement with MFS Heritage Trust Company, replacing First Trust as Trustee. Under the terms of this agreement, the Trustee will hold, invest and reinvest the Plan's funds. The Company has no right, title or interest in or to the trust fund maintained under this agreement.

     NOTE F - PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

     NOTE G - INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Corporation by a letter dated January 20, 2005, that the Plan and related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (the Code) and are therefore exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.













                                       10
















                         SUPPLEMENTAL INFORMATION























                                    11






        Report of Independent Registered Public Accounting Firm on
                         Supplemental Information


     Trustees
     J & J Snack Foods Corp. 401(k) Profit-Sharing Plan



          Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
     Security  Act  of  1974.    The  supplemental  schedule  is  the
     responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




     /s/ Grant Thornton LLP
     Philadelphia, Pennsylvania
     June 23, 2005















                                    12


     Schedule H,  Line 4(i)-Schedule of Assets (Held at End of Year)

  Name of Plan:               J & J SNACK FOODS CORP. 401(k) PROFIT
                                    SHARING PLAN
  Three  Digit Plan Number:              001
  Employer Identification #             22-1935537
  Plan Sponsor's Name:        J & J SNACK FOODS CORP.


                                                                      Current
       Identity of Issue           Description of Investment   Cost    Value
(a)       (b)                             (c)                  (d)       (e)
    MFS MONEY MARKET                Reg Invest Co Mutual Fund          113,228
    MFS TOTAL RETURN A              Reg Invest Co Mutual Fund          644,342
    MFS GOVERNMENT SECURITIES A     Reg Invest Co Mutual Fund        1,497,704
    MFS CORE GROWTH A               Reg Invest Co Mutual Fund        2,744,105
    MFS STRATEGIC VALUE A           Reg Invest Co Mutual Fund          653,575
    MFS NEW ENDEAVOR A              Reg Invest Co Mutual Fund          607,802
    MFS CONSERVATIVE ALLOCATION A   Reg Invest Co Mutual Fund        2,399,822
    MFS MODERATE ALLOCATION A       Reg Invest Co Mutual Fund        3,565,698
    MFS GROWTH ALLOCATION A         Reg Invest Co Mutual Fund        3,545,928
    MFS AGGRESSIVE GROWTH ALLOC A   Reg Invest Co Mutual Fund       11,856,005
    DAVIS NY VENTURE A              Reg Invest Co Mutual Fund        2,239,206
    AMERICAN FUNDS AMCAP R3         Reg Invest Co Mutual Fund          556,313
    OPPENHEIMER GLOBAL N            Reg Invest Co Mutual Fund        1,649,611
    MFS FIXED FUND INSTITUTIONAL    Common Collective Trust          1,392,981
*   J & J STOCK FUND                Common Stock/79,147 Shares       3,800,492
*   PARTICIPANT LOANS               Low-High Interest
                                        Rate 5.00% to 10.50%         1,852,898
                                                     Total          39,119,709


*Party-In-Interest transactions



























                                    13


     J& J Snack Foods Corp 401(k) Profit Sharing Plan

     EIN 22-1935537
     Plan No. 001

     Line 4j - Schedule of Reportable (5%) Transactions
     Year Ended December 31, 2004


  (a)           (b)      (c)       (d)      (e)     (f)      (g)   (h)     (i)
  Identity  Description  Purchase  Selling  Lease   Expense  cost  Current Net
  of party  of asset     price     price    rental  incurred of    Value   gain
  involved                                          with     asset of
                                                    trans-         asset
                                                    action         on trans'
                                                                   date



           There were no category (i), (ii), (iii) or (iv) reportable transactions during 2004.
































                                    14



         CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


     We have issued our report dated June 23 , 2005 accompanying the financial statements and schedule incorporated by reference or included in the Annual Report of J & J Snack Foods Corp. 401(k) Profit-Sharing Plan on Form 11-K for the year ended December 31, 2004. We hereby consent to the incorporation by reference of said report in the Registration Statement of J & J Snack Foods Corp. on Form S-8 (File No. 333-111292, effective December 18, 2003, File No. 333-94795, effective January 18, 2000, File No. 333-03833, effective May 16, 1996, File No. 33-87532, effective December 16, 1994, File No. 33-50036, effective July 24, 1992 and File No. 033-11353, effective January 15, 1987).






                                   /s/ GRANT THORNTON LLP
                                   Philadelphia, Pennsylvania
                                   June 23, 2005































                                    15




                                SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                        J & J Snack Foods Corp.
                                        401(k) Profit Sharing Plan



               Date: July 12, 2005      /s/ Dennis G. Moore


                                        Dennis G. Moore
                                        Plan Administrator




























                                    16